Filed Pursuant to Rule 433

Dated March 14, 2013

Registration Statement No. 333-178577-02

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated March 14, 2013

Issuer:	Interstate Power and Light Company

Security Type:	5.100% Series D Cumulative Perpetual Preferred Stock of the Issuer (the “Securities”)

Size:	8,000,000 shares

Term:	Perpetual, unless redeemed pursuant to the redemption provisions in the Preliminary Prospectus Supplement

Dividend Rate (Cumulative):	5.100% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of $1.275 per share)

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2013

Trade Date:	March 14, 2013

Settlement Date:	March 21, 2013 (T+5)

Optional Redemption:

On or after March 15, 2018, the Issuer may redeem the Securities, at its option, in whole or in part from time to time, upon not less than 30 nor more than 90 days’ notice, at a price of $25 per share, plus an amount equal to accrued and unpaid dividends.

Before March 15, 2018, if the Issuer experiences a Rating Agency Event (as defined in the preliminary prospectus supplement dated March 14, 2013), the Issuer may redeem the Securities, at its option, in whole but not in part, any time after the conclusion of any review or appeal process instituted by the Issuer following the occurrence and continuation of a Rating Agency Event, at a redemption price equal to 102% of the principal amount of the Securities being redeemed, plus an amount equal to accrued and unpaid dividends.

Listing:	The Issuer has applied to list the Securities on the New York Stock Exchange (the “NYSE”) under the symbol “IPL/PRD”. If the application is approved, trading of the Securities is expected to commence within a 30-day period after the initial delivery of the Securities.

Public Offering Price:	$25.0000 per share; $200,000,000 total

Underwriting Discounts:	$0.7875 per share of retail sales; $77,500,000.00 total; $0.5000 per share for institutional sales; $122,500,000.00 total

Net Proceeds (before expenses) to Issuer:	$195,108,750.00

CUSIP/ISIN:	461070 856 / US4610708566

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Robert W. Baird & Co. Incorporated Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. KeyBanc Capital Markets Inc. Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Barclays Capital Inc. by calling 1-888-603-5847, from J.P. Morgan Securities LLC by calling 212-834-4533, from Robert W. Baird & Co. Incorporated by calling 1-800-792-2473 or from Wells Fargo Securities, LLC by calling 1-800-326-5897.